PEARLMAN LAW GROUP LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431-7307

Telephone	Facsimile
(561) 362-9595	(561) 362-9612

May 30, 2017

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Josh Shainess

Re:

Social Reality, Inc.

Registration statement on Form S-3

SEC File No. 333-218131

Filed May 19, 2017

Ladies and Gentlemen:

This firm represents Social Reality, Inc. (the "Company").  We are in receipt of the staff's oral comments on May 24, 2017 on the above captioned filing.  Below are the Company's responses to such comments.  Concurrently the Company has filed Pre-Effective Amendment No. 1 to the registration statement on Form S-3 ("Amendment No. 1").

1.

Amendment No. 1 has been revised to clearly indicate that the Debenture Offering has closed and that matter which is being submitted for a vote of the Company's stockholders at its upcoming special meeting being held on June 23, 2017 (see DEF14A filed May 22, 2017) is the possible issuance of in excess of 20% of the Company's outstanding Class A common stock prior to the Debenture Offering in accordance with Nasdaq Marketplace Rule 5635(d) and not the approval of the Debenture Offering itself.  Please see page 5 of Amendment No. 1.

2.

Mr. Hannan's title on the signature page of Amendment No. 1 has been expanded to include "principal accounting officer."

We trust the foregoing sufficiently responds to the staff's comments.  We will call Mr. Shainess in the next few days to discuss the Company's filing of a request for acceleration of the above-captioned registration statement.

Sincerely,

/s/ Brian A. Pearlman
Brian A. Pearlman

cc:

Social Reality, Inc.